

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 23, 2009

Michael Johnston
Manthey Redmond Corporation
10940 Wilshire Boulevard, Suite 1600
Los Angeles, California 90024

> **Re: Manthey Redmond Corporation**
> **Registration Statement on Form S-1**
> **Filed August 28, 2009**
> **File No. 333-161600**

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that the par value of your shares is $.0001, but your basis for setting the initial selling price below $.01 is unclear and raises issues which are not addressed in your registration statement, including whether there will be minimum purchase requirements by investors. Please either revise your initial selling price or expand to discuss the issues that relate to the price you have currently disclosed. We may have further comments.

2. Please tell us why you have included Michael Johnston's name on the cover page of the prospectus and explain his relation to the company, or delete the reference to him.

The Business, page 1

3.	Expand to disclose in reasonable detail the business reasons for the creation of this registrant. Explain specifically what its functions will be and how it will carry out those functions. It appears that the functions you describe in the first sentence will all be performed by affiliates in Australia. We note that the registrant has no assets other than cash provided by affiliates, that its sole officer and directors are all located in Australia, that it has no other employees, that its only source of funding is from the license agreement with its affiliate, Manthey Redmond (Aust), and that all development and manufacturing will take place in Australia by Manthey Holdings. Given that the registrant is entirely dependent on the Australian affiliates for funding of any operations it may commence and for product development and manufacturing, expand the disclosure to describe specifically the extent of the affiliation. Since the same individuals also control the company that has agreed to provide the monthly payments, disclose that they could decide to stop making those payments at any time.

4.	As the summary is intended to be a balanced discussion of your business, please expand your disclosure to discuss some of the shortcomings of your potential technology and disclose the status of its development including steps needed prior to the product coming to market.

5.	Please clarify what obligations the registrant has under the investment agreement to "commercialize products." Also disclose the amount paid to date pursuant to the agreement.

6.	Please disclose the payments to be made to Manthey Holdings Pty Limited by you over the term of this agreement and whether you have made any payments to date pursuant to the agreement.

7.	Please clarify the relationships between you, Manthey Redmond (Aust) Pty Ltd. and Manthey Holdings Pty Limited. Please explain in detail how each entity's ownership is related.

Risk Factors, page 2

8.	Please expand to discuss the risks associated with the development, manufacturing, and marketing of your technology.

9.	Please add a risk factor discussing your ability to protect your intellectual property including your ability to rely only on an Australian provisional patent as disclosed at the top of page 12.

10.   Include a separate risk factor that describes the extent to which your executive officers, directors, and assets are located outside the United States and your revenues are derived from operations in Australia, and explain how that may affect the rights of U.S. investors to enforce their legal rights, effect service of process upon your directors or executive officers, or enforce civil or criminal judgments of U.S. courts against the registrant or its directors and executive officers under U.S. federal securities laws.

11.   Include a risk factor to disclose that your sole officer and two directors control a majority of the registrant's voting securities and can unilaterally approve all corporate actions, including those that may benefit their affiliates to the detriment of unaffiliated shareholders.

Selling Shareholders, page 5

12.   For each entity in the table, please identify the person or persons who have the power to vote and/or dispose of the shares.

13.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

Plan of Distribution, page 10

14.   We note the statement that "The Company intends…to sell the Shares…." Please explain, since you are representing elsewhere that this is a selling shareholder offering, not a primary offering.

Description of Securities, page 10

Additional Information Describing Securities, page 11

15.   It is generally inappropriate to require investors to reference state laws for a description concerning statutory rights and liabilities of shareholders. Please revise to provide the disclosure of your securities as required by Item 202(a) of Regulation S-K.

The Business, page 11

16.   Expand this discussion here or in "The Company" section beginning on page 13 to provide detailed information regarding the Australian affiliates and their operations in view of the registrant's dependence on them and their control and ownership by the registrant's officer and directors. Explain why the Redmond affiliates have created this US company and will pay it $40,000 a month, $30,000 of which will then be paid to Manthey Holdings, rather than simply funding the development of this product by furnishing the funds to Manthey Holdings directly. Provide sufficient financial information so investors can evaluate the likelihood that Manthey Redmond (Aust) can meet its financial obligations.

Manthey Redmond Eco Engine, page 12

17.   Please expand your disclosure about your technology to describe how your technology is different than existing technology and what you are comparing your product to when you state that your engine "converts thermal energy to kinetic energy more efficiently."

Background, page 13

18.   You state that the registrant was formed "to take over the development and commercial introduction to the market," but isn't that what Manthey Holdings agreed to do under the development agreement? Revise to specifically describe the reasons for the creation of this registrant and the functions it is tasked with performing.

19.   We note you state that between October 2007 and July 2009 Redmond Family Holdings Pty Ltd contributed initially to Manthey Redmond Pty Limited. Please disclose why the change to the corporate structure as described in the second paragraph in the background section on page 13. Also, why and when did Redmond Family Holdings Pty Ltd become a successor to Tobana Pty Ltd.? Was Tobana owned by the Redmond family as well?

Property, page 14

20.   Please expand your disclosure regarding your research and anticipated production facility in Queensland, Australia. Clarify whether Manthey Holdings owns this property and whether you pay rental fees in addition to the $30,000 monthly payment. See Item 102 of Regulation S-K.

Business Plan, page 15

21.   Disclose which "government agencies" you are referring to in the first paragraph. Discuss what governmental approvals are required before the registrant may license, manufacture, or market this technology in the U.S.

Management's Discussion And Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 15

22.   We note under Results of Operations, page 16, the company expects that its cash flow requirements to fund general operations in 2009 will total approximately $440,000 including outside consulting fees and expenditures for equipment. You indicate in paragraph two "Management expects to fund these costs with cash or cash equivalent reserves." Please reconcile this to cash and cash equivalents of $39,963 as shown in the Balance Sheet on page F-2.

23.   In this regard, if the company expects to be funded $40,000 per month by Manthey Redmond (Aust), beginning July 1, 2009 through year end 2009 it appears this will be considerably less than the expected $440,000 required to fund general operations in 2009. Please revise to address our concerns.

24.   We note the Manthey Redmond (Aust) payments will be non-refundable. Please tell us how you intend to account for these transactions.

Potential Revenue, page 15

25.   The bulleted information should be revised to clarify that manufacturing will be done by the Australian affiliate, not the registrant.

Certain Relationships and Related Transactions, page 18

26.   We note your disclosure on page F-7 that you have received $38,950 in advances from Manthey Redmond (Aust) Pty Ltd., in the form of a non-interest bearing loan to be repaid at the discretion of the Board of Directors.   Please clarify why you have not disclosed this advance in your related party disclosures here and how this advance differs from amounts paid or to be paid under your investment agreement with Manthey Redmond (Aust) Pty Ltd.

Signatures, page 27

27.   Please do not modify the language in the first paragraph of the signature block and please complete all blanks in the paragraph.

28.   Please note that pursuant to the requirements of Form S-1, the registration statement shall be signed by the registrant, its principal executive officer or officers, its principal financial officer, and its controller or principal accounting officer. Please comply with the form requirements, identifying which signers are serving in those various capacities.

Financial Statements, page F-2

29.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing

Notes to Consolidated Financial Statements, page F-6

Note 2 Summary of Significant Accounting Policies, page F-6

30.   Please tell us and in future filings disclose the fiscal year end of the company.

Note 3 – Related Party Transactions, page F-7

31.   We note from your disclosures on page F-6 that you were formed in April, 2009 to take over the development and commercial introduction to the market, including licensing to manufacture the Manthey Redmond Eco-Engine and related technology previously preformed by Manthey Redmond (Aust). You also disclose on page 13 that Redmond Family Holdings Pty Ltd will continue its $50,000 monthly investment contribution to Manthey Redmond (Aust), which will in turn make monthly investments with you of $40,000. Further, under the development agreement, Manthey Holdings will provide you exclusive use of its engineering facility and employees for the purpose of research and development related to the technology for which you will pay Manthey Holdings $30,000 per month up to a maximum of $540,000. In addition, we note from your disclosure on page F-8 that your president / director and majority shareholder is the sole shareholder and director of Manthey Holdings. Please address the following:

- As it appears that the company's business, financial support arrangement, its access to facilities and employees are all similar to the arrangements between Manthey Redmond (Aust), Redmond Family Holdings Pty Ltd and Manthey Holdings, tell us how you considered, and discuss your conclusions on, whether Manthey Redmond (Aust) and Manthey Holdings represents the predecessor operations of the registrant and whether financial information for Manthey Redmond (Aust) and Manthey Holdings would be required in the filing.

- In light of the relationships established by the agreements described in this note, which appear to indicate that the company's business, financial support arrangement, its access to facilities and employees are all dependent on its arrangements with Manthey Redmond (Aust), Redmond Family Holdings Pty Ltd and Manthey Holdings, please provide us with the analysis you performed under FIN46(R) in concluding that Manthey Holdings and Manthey Redmond (Aust) did not represent variable interest entities that should be consolidated in the company's financial statements.

- Tell us whether any of your stockholders listed on page 23 and 24 are related parties or affiliates of Mr. Steven Charles Manthey, Mr. Timothy John Eric Redmond, Mr. Geoffrey Redmond, Redmond Family Holdings Pty Ltd or Manthey Holdings Pty Ltd and, if so, clearly describe the relationships to us.

32.   We note from your disclosure on page F-8 that under the development agreement with Manthey Holdings, it will provide you exclusive use of its engineering facility and employees for the purpose of research and development related to the technology and that you will pay Manthey Holdings $30,000 per month up to a maximum of $540,000 at which time the agreement will terminate. Please provide us with a clear description of your plans for development and manufacturing after the aforementioned development agreement terminates.

Exhibits

33.   Refile exhibit 10.1 to include Schedule 1.

34.   Refile executed copies of exhibits.10.2 and 10.3 to identify who signed on behalf of the parties.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or in his absence, Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3600 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Lee W. Cassidy, Esq.